Contact

www.linkedin.com/in/anla-cheng-01526a96 (LinkedIn)

Top Skills

Due Diligence
Asset Management
Private Equity

Languages

English
Chinese
Japanese

Honors-Awards

Blue Cloud Award
Legacy Award

Anla Cheng

Founder and Chair
New York, New York, United States

Summary

I am the Founder and CEO of SupChina, www.supchina.com. We are a digital news platform about China which aims to inform and educate an English speaking audience.

In less than four decades, China has turned its economy into a $11.2 trillion behemoth. It has moved hundreds of millions of people from the countryside into cities. Its middle class, coveted by corporations hunting for new customers, became the world's largest in 2016. China's actions around the globe – from investments in Africa to island-building in the South China Sea to partnerships with Hollywood studios – are shaping the economic, political and cultural orders of the 21st century.

As the nation of 1.38 billion people has grown in stature, so has attention upon it. Countless news organizations, independent websites, commentators and regular citizens track China's every move, trying to figure out what makes it tick. It can be overwhelming. SupChina is here to help.

In our regular newsletter, website and podcast, we'll channel this river of information flowing from more than 300 high-quality sources into a two-minute read that will keep you up to speed on the country's most important business, political and cultural news.

I have been a Senior Partner at Sino-Century, a China private equity firm which pursues an Inbound/Outbound China strategy. My career started at Goldman Sachs on the GNMA bond desk, then to Citigroup as a Pacific Basin as an Asian Portfolio Manager. My career then took me to Robert Fleming where I was SVP and head of Asia Institutional Group. I went on to run my own family office of HF, PE and alternate strategy Fund of Funds called Centenium Capital Partners. Centenium Fund of Funds invested in alternative funds throughout the Asia Pacific region.

Experience

The China Project
6 years 7 months

Founder and Chair at TheChinaProject
October 2022 - Present (3 months)
New York, United States

Founder and CEO
June 2016 - September 2022 (6 years 4 months)
New York, NY

China digital media news

www.supchina.com

China news - 2 minutes a day

Centenium Capital Partners
Founder
January 2008 - Present (15 years)
New York, New York , US

Asia Fund of Funds

Education

Wharton Graduate School of Business[
Master of Business Administration (M.B.A.)

Pratt Institute
Bachelor's Degree